                                                                  Exhibit (a)(2)

Article II, Section 5 of the Trust's Declaration of Trust is replaced by the following:

Section 5.  Term of Office of Trustees.  Each Trustee shall hold office until
            --------------------------
his successor is elected or the Trust terminates; except that (a) any Trustee may resign by delivering to the other Trustees or to any Trust officer a written resignation effective upon such delivery or a later date specified therein; (b) any Trustee may be removed with or without cause at any time by a written instrument signed by at least a majority of the then Trustees, specifying the effective date of removal; (c) any Trustee who requests to be retired, or who is declared bankrupt or has become physically or mentally incapacitated or is otherwise unable to serve, may be retired by a written instrument signed by a majority of the other Trustees, specifying the effective date of retirement; (d) the mandatory retirement age for any Trustee that is not an Interested Person of the Trust shall be 72 years of age and the effective date of such mandatory retirement shall be December 31 of the calendar year during which such Trustee turned 72 years of age; and (e) any Trustee may be removed at any meeting of the Shareholders by a vote of at least two-thirds of the Outstanding Shares.